

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Tilman Fertitta
Chief Executive Officer
Landcadia Holdings IV, Inc.
1510 West Loop South
Houston, Texas 77027

> **Re: Landcadia Holdings IV, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 25, 2023**
> **File No. 001-40283**

Dear Tilman Fertitta:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation